Mail Stop 3561

February 3, 2006

John A. Martell
President and Chief Executive Officer
MISCOR Group, Ltd.
1125 South Walnut Street
South Bend, Indiana 46619

Re: 	MISCOR Group, Ltd.
Amendment No. 2 to Form S-1
Filed January 25, 2006
File No. 333-129354

Dear Mr. Martell:

      We have reviewed your amended registration statement and your response letter filed January 25, 2006, and we have the following legal comments. We will provide you with any comments regarding the financial statements and accounting disclosure shortly. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Table of Contents, page i

1. We note your revisions in response to prior comment 1. Please remove the two paragraphs following the table of contents since the prospectus summary must immediately follow the inside front cover of the prospectus.

Principal and Selling Shareholders, page 18

2. We note your response to prior comment 3 and your disclosure on page 18 that Strasbourger and Vertical Capital are registered broker dealers and that you "agreed to issue warrants to Strasbourger and Vertical Capital Partners as partial compensation for their services, and to include the common stock issuable upon exercise of the warrants in this prospectus for resale." This disclosure indicates that you should revise the Plan of Distribution to disclose clearly that Strasbourger and Vertical Capital are underwriters with respect to the shares that they and their designees are offering for resale.
Please revise accordingly or provide us an explanation in your response letter why you believe they are not underwriters, with sufficient factual and legal analysis for us to evaluate your view.

*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836
if you have questions regarding prior comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele Anderson
Legal Branch Chief

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John A. Martell, President and Chief Executive Officer
MISCOR Group, Ltd.
February 3, 2006
Page 2